Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

The following is a transcript from the CIBC World Markets Frontenac Conference and is being posted on TD’s website.

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CIBC World Markets Frontenac Conference

DAN MARINANGELI’S REMARKS
AT THE CIBC WORLD MARKETS FRONTENAC CONFERENCE
SEPTEMBER 30, 2004

(CHECK AGAINST DELIVERY)

CORPORATE PARTICIPANT
Dan Marinangeli
TD Bank Financial Group — EVP and CFO

PRESENTATION

Quentin Broad — Analyst, CIBC World Markets

So we’ll get started with our next presentation. TD Bank has spent the past several years putting itself into fighting shape on the acquisition of Canada Trust and dealing with the credit challenges of 2001 and 2002.

The Bank’s announcement that it’s going south of the border to build out its banking franchise in the U.S. through the acquisition of Banknorth is a clear sign to us that management and Board believe all the heavy lifting has been largely completed.

For the past five years, most of the Bank’s operating characteristics and price performance has been below the Bank average, although that’s something management has said they clearly want to reverse.

Having been TD Bank’s CFO since 1999, our next presenter likes what he sees when it comes to the financial well-being of the bank in 2004. His previous roles in planning, taxation, and strategic development no doubt will be needed skills to help spirit the expansion into the United States.

To touch on the strategic direction of TD Bank and the current growth opportunities is Dan Marinangeli, EVP and Chief Financial Officer of TD Bank Financial Group.

Dan Marinangeli - TD Bank Financial Group — EVP and CFO

Thanks Quentin, it’s a pleasure to be here in this beautiful city of Québec and beautiful weather, so thanks for inviting me. I hope you all read that last slide.

So our basic strategy is pretty simple. It’s basically to put capital where it turns the most return, highest risk-adjusted rate of return. Looking at this slide, you can see that the TD Bank actually earns quite a lot more than its competitors on a risk-adjusted basis. So for every dollar of risk, we want to earn the maximum return that we can. So how do we get the highest return for a given amount of risk or how do we reduce the risk for a given amount of return is the question that we continually ask ourselves?

The basic methodology that we use to accomplish that is the use of economic profit as the prime metric with all our business lines. I’ll talk about that at length as I go through the presentation.

As a corollary to this strategy, we don’t want our wholesale businesses to steal the high P/E multiple that would accrue to a retail banking business, and that’s effectively what we saw in the late 1990s and early 2000s with the losses on the corporate lending business and our wholesale business. So that really caused the change in our strategy towards investing in retail businesses and restricting the use of capital in the wholesale businesses, being TD Securities. We’ve taken the capital in TD Securities down to about $2.4 or $2.5 billion, down from a high of over $4 billion in the early 2000 timeframe.

We have reached the strategic point that we don’t want any of our businesses to ever lose money. So although TD Waterhouse is a volatile business and you’ll see that its results certainly do correlate very closely to trades per day, we don’t want any possible volume of trades per day to result in a loss in TD Waterhouse. And by the same token, we don’t ever want to see a loss in our wholesale businesses. So the allocation capital to those businesses reflects the amount of risk that they have and ensures that they will never have a significant drag on the total earnings of the bank ever again.

So over the last nine quarters we’ve done fairly well, I think, in increasing earnings. We’ve been able to translate that strategy into better returns. For the first part of last year we earned about $0.70 on a cash adjusted basis, excluding special items. There was a series of significant special items in the second quarter of last year; goodwill write-offs and other joint venture write-offs. And the second half of last year, we were able to raise that base earnings to about $0.80 per share with special items being on the positive side, and throughout the past three quarters in 2004, our base earnings, cash earnings, have been around $0.90 per share. So there’s been significant growth in the base underlying earnings of the bank.

And we’ve been focused very closely on fulfilling the shareholder responsibilities that we have, so we’ve been increasing dividends, commensurate with our earnings growth. Our stated payout ratio is 35 to 45 percent and we aim for about 40 percent in that range. We believe that dividends come from earnings, and that share repurchases can be used to restructure your capital on your balance sheet if you are confident that there’s no other use for that capital that would be better.

So at $0.90 base earnings per share per quarter, 40 percent of that is $0.36 per share, and that’s what we currently pay out. So as our earnings go up, we would expect that our dividends would go up.

We’ve got three very successful growing businesses. Our personal commercial bank under the brand-name TD Canada Trust has grown year-to-date 2004 over 2003 by about 151/2 percent and represents the vast majority of the earnings of the bank, a little over — almost a $1.1 billion year-to-date third quarter. Our wealth management business is made up of generally our mutual fund, full-service brokerage, and discount brokerage businesses. We have very good results so far this year in that business as well; it’s up 95 percent, and our wholesale business growing a little slower than the rest of the bank, up 14 percent.

The fundamental strategies for each of the three businesses, are not very complicated. In the P&C business we need to build a better bank. We’ve integrated Canada Trust. Four years ago, 41/2 years ago, we bought Canada Trust. We’ve been integrating it over the period ending about 2003. During that period, there were a significant number of things that we should have been doing that we didn’t do: improving systems, improving processes, making it easier for our customers to access products in the retail bank. It’s now time for us to do that, so we’re spending a considerable amount of time and effort on that. And we should be able to grow the underrepresented businesses within TD Canada Trust and I’m thinking now of commercial lending, small-business banking, and our insurance businesses. I’ll talk a little more about that has we go through.

On the wealth side, again, it’s pretty simple. We need to exploit the franchise that we have in TD Canada Trust in order to get more wealth customers from the retail network. And we need to fill the gap that we have on the advisory side. We are underrepresented by a factor of three or four in the full-service advisory business in Canada.

On the U.S. side, we believe that TD Waterhouse in the U.S. is in the sweet spot of discount brokerage, and I’ll talk about that. We have good products, we have branches, and we’re very successful at attracting customers away from the full-service brokerage competition.

Wholesale side, it’s really just a continuation of the strategy: the transformation of the wholesale businesses that occurred in 2001-2002, a focus on the Canadian aspects of our investment banking businesses, and becoming more of a niche player outside of Canada in the derivatives products and service investors instead of issuers.

So moving on to the personal & commercial side of the bank, we’ve done an exceptionally strong job I think of growing earnings in this business - double-digit earnings growth for many years. Our return on invested capital, including all of the goodwill associated with the purchase of Canada Trust, and it was a significant amount of goodwill, we’re now earning almost 21 percent on our total invested capital in this business.

But we now need to do something better; we now need to make this the best bank in Canada. We need to improve the customer experience. In particular, we have had very flat results in the unsecured lending businesses in Canada. We’ve been losing market share. We’ve been developing better credit systems and credit management tools, and by the middle of next year should be back in the unsecured credit lending business to a much greater extent than we have been.

We’re very good at expense management. Our expenses have grown slower than our competition’s, and we feel that the expense control talent that we have is not a contradiction of better customer service. In fact, by reducing expenses — the kinds of things you have to do to reduce expenses are the same kinds of things you have to do to improve customer service. You need better, more streamlined, more easy to use processes and systems within the retail bank, and that’s what we’re doing now. That’s where we’re spending our time and money and effort.

Our basic financial paradigm in the retail bank is to maintain a gap between the growth rate of revenue and the growth rate of expenses. We’ve been able to do that over an extended period of time, somewhere in the range of two to three percent is our goal, and we do that through the constant — as I mentioned — the constant reinvesting in processes.

Our expense ratio, as you can see here, has basically declined rather nicely in the year-to-date 2004 number. If you exclude the impact of purchased businesses, the Laurentian branches we bought at the beginning of the year, and the Liberty insurance businesses we bought in the middle of the year, our expense ratio is down about 571/2 percent, a significant improvement over the ratios that we had in previous periods. And that’s despite the fact that we’ve seen across the system in Canada significant declines in NII margins, and we have not been exempt from that trend as well.

So how do we grow our underrepresented businesses? Here is the breakout of the P&C Bank revenue sources. You can see that personal deposits are the largest source of revenue. Unsecured lending at 19 percent has been declining in our total revenue mix, as I mentioned before, as we have been less active in its unsecured lending business. Surprisingly, I think you would say that the real estate lending business, the green part of this chart, at only 13.7 percent of total revenues, would be — I think that points out that the margins in mortgage lending are very narrow, and the mortgage business itself is not as large a part of the total retail bank’s revenues as you might otherwise think.

The focus we have here is on the other three underrepresented businesses. Small-business banking represents almost 12 percent of revenues. Commercial banking has only about 9.5 percent of revenues, and our insurance businesses a little under eight percent of revenues. We are considerably under market shared in those businesses. Probably the largest example would be in commercial. Commercial banking, we have a less than 10 percent market share. You know, that is by far the smallest market share that we have in any of our retail products that are sold through our branch network. It takes a long time to change that. Commercial banking isn’t something that turns on a dime. You can’t simply mark down your prices and get a lot of market share. It’s a combination of personal relationships, accessibility to branches, and risk management techniques that make that business very successful.

We are looking for a breakthrough in technology here. It’s just hard ongoing slogging these businesses, and our key here is to leverage on the retail market share that we have in most of our personal products, which would be in the 20 to 21 percent range to get better market share within those three businesses.

We’ve had a tremendous success in our property and casualty insurance business, Meloche Monnex, and it’s interesting that they are now actually contributing a fairly large proportion of both the revenue and profitability growth in the personal & commercial bank.

So this strategy, has it actually resulted in better performance versus our peers? The answer, I think, is yes. You can see that we have grown revenues at a faster pace than our competitors. Even if you exclude the impact of the purchased businesses, we have grown revenues slightly faster than the competitive group. Expenses are much lower growth rate than competition, and we’ve seen very good results in the credit loss line on our income statement in the P&C bank as well. And again, this reflects from the fact that our market share in unsecured lending has been going down and we’ve been less aggressive at unsecured lending businesses over this period. The bad news is that we’ve lost market share and we’ve lost revenue opportunities, but the good news is that we’ve also reduced our losses on the credit front and have been able to increase our net earnings at a much faster pace than the competition. The increase is 15.5 percent, as I mentioned, versus 2.3 percent comparative growth rate for the four competitive banks.

So moving onto the wealth business, you’ll see here on this chart that the composition of earnings from the wealth businesses is driven by the discount brokerage businesses worldwide. The non discount brokerage businesses are quite stable. They represent mostly our fund businesses in Canada, full-service advisory business in Canada, and other Canadian wealth management businesses - very stable business there. The volatility of the discount brokerage business is what drives the volatility of this business.

When you look at the sources of revenue, our discount brokerage is about two thirds of total revenues. Mutual funds would be the next largest source and our private client and advice channels would be third and fourth.

So the basic question I think you’d have to ask yourself is: what advantage does TD Waterhouse have in the U.S.? That’s the largest source of earnings here in the business line. It’s very dependant upon trades per day of course but what is it about the U.S. business that we like? We have a solid position in the U.S. and in fact, we think that we have, in some respects, a sweet spot in terms of discount brokerage there. This model that we have in the U.S. does have legs. It’s not geared to frequent trader business, although we want to keep those frequent traders that we have.

The active trader market is dominated by Ameritrade and it’s been a good segment of the business over the last four to five years, but it’s not likely to grow at the same pace as the main average investor segment — somebody who is too small for the full service advisory channels and perhaps has $200,000 or $300,000 worth of assets that he wants to invest. That’s our target market.

We do very well at attracting those kinds of customers in full service. These guys are often being fired from the full service brokers as being too small. And they tend to go to places like TD Waterhouse, which has a branch network. They see the branches, and they feel comfortable going to our firm. They also go to independent advisors. These are people who often break away from the full service firms, take their clients with them and then need a back office to transact the trades. There are only three firms in that business, ourselves, Schwab and Fidelity. We would be the smallest of the three but growing very rapidly as that part of the business also grows. So we think we have a sustainable business in the U.S., one that we’re quite pleased with.

We have a very highly ranked family of mutual funds. Our four and five star ranking in Morningstar has gone to 40%, 40.7% versus all Morningstar rated funds of only 32.5%, so we’re clearly ahead of the competition in getting Morningstar ratings. And our net sales in long-term mutual funds are second highest in Canada during the year-to-date 2004. We’ve had good performance in our funds and it’s reflected in sales and Morningstar ratings. And because of that, we have of course gained long-term market share as well.

So the key weakness, as we’re honest about this, we don’t have a very strong advisory channel and we need to build a larger scale wealth management business in Canada based on the full service channel. We’ve only got about 400 advisors and our competition has multiples of that.

But we need to get the right platform before we can attract the right advisors. And I think we’ve had, it’s taken us a while to get the right platform, it’s taken us a while to change the compensation scheme within TD Waterhouse full service. It was a 70/30 model, we changed that over the past couple of years. We’re now a more mainstream model, 50 or 45% paid out to the advisor.

It’s taken us a long time to transition, the current or the past advisor networks to the current compensation schemes. We’re just about through that process now and the second stage of this whole thing is to get better systems that support the advisor network. And once we have those systems in place we’ll be exceptionally aggressive at attracting new advisors.

We also have something called TD financial planners. These are people that are branch based, tend to be at the lower levels of advisory skills and they tend to sell mutual funds to a large extent to our retail customers. We’ve been growing that channel extensively over the last several years and have been adding about 75 new planners per year. This is a loss business for us, currently. It takes a long time before planners can break even and it will be several more years before this business actually makes a profit for us as they actually build their portfolios.

On a wholesale side, I’m getting tired of actually saying simple strategy, but it is a simple strategy. A strategy that was born out of the troubles we had in 2001, 2002 to focus the wholesale business more in Canada and to de-emphasize the reliance on corporate lending.

There’s no shortage of investment banks in Canada. Canada is a well investment bank country, I think this is an example of the great investment banking firms that we compete with, this conference today in fact. So what we need to do is we need to leverage the skills that we do have within TD Securities and to basically over time create the relationships and develop the product capability that we need to compete in this market. We have all the pieces that we need after buying Newcrest in late 2000. What we need to do though is leverage those skills and get the relationships in place, and that takes a long time.

Our key advantage we think we have in the wholesale business is that we are religious in the way that we allocate capital. That was not the case, I would say, honestly, prior to 2000 or so. We’ve taken our capital down in the wholesale business. Each of our business lines is allocated capital, and each of our business lines in TD Securities is measured on the creation of economic profit. Not on top-line revenue growth, not on the efficiency ratio, not on market share, not on the lead tables, as some firms might do. All we’re concerned about is creating economic profit and I’ll give you an idea of how that relates to the results that we’ve had.

We’ve taken our capital down from $3.8 billion at the end of 2001 to about $2.4 billion at the end of third quarter of this year. Our key concept is that if you can’t earn the cost of equity, give it back to the bank. In fact, we’ve been taking capital back from TD Securities. We charge them a business specific cost of equity, which the other banks do not do. So they end up getting charged a higher cost of equity than the average for the bank, which reflects the higher betas and the higher cost of equity inherent in that business.

Our compensation at the senior levels of TD Securities is based on the creation of economic profit, the same way it is for the bank executives. Our senior executives in TD Securities don’t feel that they’re investment bankers that happen to be employed or owned by bank — deep pocketed bank. They feel that they are bank executives. They participate in all the senior bank decisions we make and are paid the same way that the senior bank executives are paid. Their interests are aligned to the shareholders of the bank, not to other metrics inherent within the investment banking business. So, we’ve been able to get capital out of TD Securities by effectively running down the risks that TD Securities takes and by charging them a cost of equity that they use.

We have significant opportunity for growing our investment banking activities in Canada. Two things that we really need to work on here. One relates to the weakness in our wealth business. We’re disadvantaged in that we don’t have the retail brokerage placing power that our competitors have so we need to work on the wealth side to get that.

And then the second is a long-term solution. It takes a long time to shift peoples’ loyalties in this business. There are historical franchises in Canada that are very strong. It’s going to take us a long time to gain market share in this business given the fact that we tended to build our investment banking business rather than buy it. So it’s just a long slog in terms of creating relationships and making inroads in Canada.

Outside of Canada, it’s a different strategy. It’s to become a niche player. We are very significant players in the derivative markets, especially credit derivatives. We have shifted our focus away from underwriting or underwriters, people who use credit for its investors, people who need to risk manage their credit portfolios. We’ve been very successful at this over the last several years and this is a considerable contributor to the profitability of TD Securities.

We have very conservative revenue recognition policies in this business. We have recently revamped our revenue recognition policies and we have made them even more conservative within the context of generally accepted accounting principles.

We’ve also spent a lot of money on risk infrastructure over the past year and a half. And again, we want to match the growth in our products with the growth in the infrastructure. So you’ll find that the growth rate of expenses in TD Securities has been fairly high.

So, the great news is that we’ve been able to translate these three strong growing businesses into exceptional capital levels. We’ve taken our net tangible common ratio from 5.1% at the end of 2002 to 8.5% in the third quarter of this past year. We’ve got a spectacular increase in our capital levels. This has given us the opportunity to decide what to do with the excess capital. Should we diversify earnings, invest the excess capital in options for future growth or should we give the capital back to the shareholders of the bank?

We believe that we’ve now taken that decision and we found a way to go into the U.S. retail market in an economic way that will provide an outlet for our capital creation and provide good economics over the future periods.

So Banknorth is the vehicle for this. It is a new growth platform for the bank. Why did we pick Banknorth? I think we’ve gone through most of these things in the recent past. But we were very happy with the strength of the management team in place in Banknorth. We felt that we needed to get local management. We did not feel confident in running a U.S. based personal & commercial bank from Canada. We needed management, and we got that.

They have an excellent record of creating value within their geography. They operate very well. They are hands on, roll up the sleeves kinds of guys and they’ve been able to grow this bank over an extended period of time and they have the desire to grow it further in the future.

I guess when you look at the structure of the deal, you ask yourself, why that structure? I think the answer is pretty clear. We needed scale. We wanted a big bank in the U.S. We didn’t want a small bank. We wanted to be able to hold some capital back for future expansion of this entity so we’re able to do that.

We felt it was a good idea to have an externally measured stock price to tell us what the market thought of our ability to manage Banknorth and we have that now. And we wanted to create more scope for Banknorth to continue its growth strategy. So we now have the flexibility of using either TD Bank’s stock, cash or Banknorth stock or Banknorth cash to expand its business in the Northeastern part of the U.S.

It’s an accretive deal right from the start and is has, I think you’d say, it has an acceptable internal rate of return structure, about 10%. But that structure, I think, proves over time as Banknorth expands.

So in the end, what do we have in the TD Bank? We have a bank which has three strong, three growing businesses. We have simple strategies in each business. We’ve now decided where we’ll put our excess capital for the foreseeable future into the U.S. with Banknorth. We’ve reduced the overall risk of this bank considerably over the last three years and we now have future growth prospects outside of the inherent domestic strategies that we’ve had in place.

So that concludes my presentation. Thank you.

Do we have time for questions? Not much time.

QUESTION AND ANSWER

Quentin Broad — Analyst, CIBC World Markets

We probably have time for a question.

Unidentified Speaker

There’s been some opposition on the part of some of the Banknorth shareholders — about 15% — expressing some problems with the deal. Can you address this?

Dan Marinangeli - TD Bank Financial Group — EVP and CFO

Well, I think you have to take this in context of the marketplace. It’s not surprising I think that you will see some discussion of the structure of the deal. I haven’t heard any concerns with the price being paid. I’ve heard some concern about the fact that we’re not buying it all at once.

So I think it’s to be expected that there would be some discussion of that. I think what we need to do is play this thing through. I think it’s a good deal for the shareholders of Banknorth. I think they’ll get a very fair price for half their shares. And if Bill Ryan is the kind of CEO that we think he is, they’re going to get a very good price for the rest of their shares too. So we’ll just have to wait and see and go from there.

Unidentified Speaker

Have you talked to them?

Dan Marinangeli - TD Bank Financial Group — EVP and CFO

I don’t think that’s something that I wish to talk about. And to be honest, Bill, I’m not sure if we have, I haven’t been in the office for a while.

Quentin Broad — Analyst, CIBC World Markets

Thank you very much.

Dan Marinangeli - TD Bank Financial Group — EVP and CFO

OK, my pleasure.